

June 13, 2011

<u>Via E-Mail</u>
Frederick H. Waddell
Chairman, President and Chief Executive Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

    Re: Northern Trust Corporation
             Form 10-K for the year ended December 31, 2010
             Filed February 25, 2011
             Form 10-Q for the quarter ended March 31, 2011
             Filed April 29, 2011
             File No. 000-05965

Dear Mr. Waddell:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Stephanie L. Hunsaker

                    Stephanie L. Hunsaker
                    Senior Assistant Chief Accountant